UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Giga-tronics Incorporated
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

375175106
(CUSIP Number)

March 11, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 375175106

1	Names of Reporting Persons
Cornelis F. Wit TTEE, Cornelis F. Wit Revocable Living Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Netherlands
	5	Sole Voting Power
Number of		253,334 shares of Common Stock
Shares	6	Shared Voting Power
Beneficially		0 shares of Common Stock
Owned by Each	7	Sole Dispositive Power
Reporting Person		253,334 shares of Common Stock
With:	8	Shared Dispositive Power
0 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person
253,334 shares of Common Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.7% on the Date of Event which requires filing of this statement
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer: Giga-tronics Incorporated

(b)	Address of Issuer’s Principal Executive Offices: 5990 Gleason Drive, Dublin CA 94568

Item 2.

(a)	Name of Person Filing: Cornelis F. Wit

(b)	Address of Principal Business Office or, if None, Residence: 2101 West Commercial Blvd Suite 3500, Fort Lauderdale FL 33309

(c)	Citizenship: Netherlands

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 375175106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.     Ownership

(a)	Amount Beneficially Owned: 253,334 shares of Common Stock

(b)	Percent of Class: 9.7% on the Date of Event which requires filing of this statement

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 253,334 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 253,334 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2020

/s/ Cornelis F. Wit

Cornelis F. Wit, Trustee